Exhibit 99.1

Sinovac Reports Unaudited First Half of 2018 Financial Results

BEIJING, China, November 8, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2018.

Financial highlights

•	Sales revenue for the first six months of 2018 was $122.5 million, compared to $66.9 million in the prior year period, an increase of 83.1%. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.

•	Net income attributable to shareholders was $14.1 million, or $0.24 per basic and diluted share, compared to net income attributable to shareholders of $10.9 million, or $0.19 per basic and diluted share, in the prior year period.

Business Highlights

Sales and Marketing

In the first half of 2018, sales were mainly generated from the EV71 vaccine. The increase of EV71 vaccine sales was primarily attributable to government advocacy regarding the benefits of this vaccine to the public. In March 2018, the National Health Commission of the People’s Republic of China (“NHFPC”) issued a notice to encourage vaccination to prevent hand, foot and mouth disease due to the expected high prevalence of this disease in 2018. In addition, since late 2017, Sinovac has been collaborating with third party companies to improve market coverage and penetration in the private sector of the Chinese market. As a result, the number of customers increased over 30% in the first half of 2018 compared to the same period in 2017. Also in the first half of 2018, the marketing team of Sinovac expanded its activities, including academic promotion activities at the national, provincial, district, and county levels, which largely improved the awareness of Sinovac’s EV71 vaccine among professionals and consumers.

The Company does not expect any sales of seasonal influenza vaccine during the 2018-2019 flu season. As was announced in April 2018, production at the Company’s hepatitis A vaccine and flu vaccine bulk production site was suspended when a minority shareholder of Sinovac Beijing forcibly entered Sinovac Beijing’s corporate offices along with dozens of unnamed individuals in an attempt to wrongfully take control of Sinovac Beijing’s operations. As it was determined that the quality and safety of the vaccines could not be sufficiently verified to the Company’s high standards following the disruption, the vaccines in production at the time of the attack were destroyed. Since the attacks, the Company has verified the safety and quality of the vaccine production process, and is ready to resume production in anticipation of next year’s market demand. Sales of flu vaccine for the 2017-2018 flu season were $13.5 million.

Research and Development

Varicella Vaccine – Sinovac filed a production license application with the CFDA in November 2017; the CFDA’s Center of Drug Evaluation completed its review and provided comments to the Company. The Company is preparing supplementary documents as requested by the CFDA.

Sabin Inactivated Polio Vaccine (sIPV) – In April 2018, the phase III trial of the sIPV candidate developed by Sinovac was unblinded. The preliminary results showed that it was not inferior to the control vaccine group. In June 2018, a sequential vaccination schedule consisting of sIPV and two doses of bOPV was conducted. Dosing and blood sampling have been completed recently, and the Company is awaiting the results.

Quandrivalent Flu vaccine (QIV) – Sinovac is conducting a phase III clinical study of its QIV and expects to complete this study by the end of 2018.

Unaudited Financial Results for the First Six Months of 2018

	2018 1H	% of Sales	2017 1H	% of Sales
	(In thousands except percentage data)
Hepatitis A – Healive	25,853	21.1%	12,879	19.2%
Hepatitis A&B – Bilive	10,344	8.4%	4,928	7.4%
Hepatitis vaccines subtotal	36,197	29.5%	17,807	26.6%
Influenza vaccine	2,063	1.7%	(6)	0.0%
Enterovirus 71 vaccine	84,113	68.7%	48,751	72.9%
Mumps vaccine	117	0.1%	356	0.5%
Total sales	122,490	100.0%	66,908	100.0%
Cost of sales	13,337	10.9%	7,735	11.6%
Gross profit	109,153	89.1%	59,173	88.4%

Sales in the first half of 2018 were $122.5 million, compared to $66.9 million in the prior year period. Sales increased primarily due to additional revenue generated by the Company’s EV71 vaccine.

Gross profit was $109.2 million, compared to gross profit of $59.2 million in the prior year period. The increase was primarily due to the contribution of EV71 vaccine sales in the first half of 2018. Gross margin was 89.1%, compared to 88.4% in the prior year period.

Selling, general and administrative expenses in the first half of 2018 were $67.8 million, compared to $36.7 million in the same period of 2017. The Company’s selling, general and administrative expenses increased with the higher level of sales activity. The Company incurred $3.4 million in legal expenses related to the facility disruption and litigation regarding the Company’s annual meeting and related matters.

R&D expenses in the first half of 2018 were $10.1 million, compared to $8.8 million in the same period of 2017.

Net income was $22.6 million, compared to net income of $15.8 million in the prior year period.

Net income attributable to shareholders was $14.1 million, or $0.24 per basic and diluted share, compared to net income attributable to shareholders of $10.9 million, or $0.19 per basic and diluted share, in the prior year period.

Non-GAAP EBITDA was $34.2 million in the first half of 2018, compared to $15.9 million in the prior year period. Non-GAAP net income from continuing operations in the first half of 2018 was $24.0 million, compared to $16.2 million in the prior year period. Non-GAAP diluted earnings per share from continuing operations in the first half of 2018 were $0.26, compared to $0.20 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2018, cash and cash equivalents totaled $88.1 million, compared to $114.4 million as of December 31, 2017. For the six months ended June 30, 2018, net cash used in operating activities was $11.3 million. Net cash used in investing activities was $2.9 million, which was for the purchase of equipment. Net cash used in financing activities was $8.0 million, including loan proceeds of $13.4 million and loan repayment of $23.8 million. As of June 30, 2018, the Company had $9.8 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, disruptions to our operations, the results of any pending litigation, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”), Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this release.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2018 and December 31, 2017

(Expressed in thousands of U.S. Dollars)

	June 30, 2018	December 31, 2017
Current assets	(Unaudited)

Cash and cash equivalents	$88,109	$114,415
Restricted cash	1	1,549
Accounts receivable - net	100,412	66,205
Inventories	22,050	19,618
Prepaid expenses and deposits	2,488	2,101
Total current assets	213,060	203,888

Property, plant and equipment	73,763	76,430
Prepaid land lease payments	8,753	9,028
Long-term inventories	71	-
Long-term prepaid expenses	24	25
Prepayment for acquisition of equipment	1,426	528
Deferred tax assets	10,570	9,320
Total assets	307,667	299,219

Current liabilities
Short-term bank loans and current portion of long-term bank loans	9,810	18,152
Accounts payable and accrued liabilities	68,434	59,418
Income tax payable	3,843	8,862
Deferred revenue	247	4,073
Deferred government grants	1,464	2,038
Total current liabilities	83,798	92,543

Deferred government grants	4,366	4,474
Long-term bank loans	12,644	14,849
Loan from a non-controlling shareholder	6,996	7,070
Other non-current liabilities	2,736	3,143
Total long-term liabilities	26,742	29,536

Total liabilities	110,540	122,079

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	59	57
Additional paid in capital	118,182	115,339
Accumulated other comprehensive income	2,366	7,075
Statutory surplus reserves	19,549	19,549
Accumulated earnings	23,217	9,132
Total shareholders' equity	163,373	151,152

Non-controlling interests	33,754	25,988
Total equity	197,127	177,140
Total liabilities and equity	$307,667	299,219

SINOVAC BIOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six months ended June 30, 2018 and 2017

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2018	2017
Sales	$122,490	$66,908
Cost of sales	13,337	7,735
Gross profit	109,153	59,173

Selling, general and administrative expenses	67,826	36,719
Provision for doubtful accounts	2,576	527
Research and development expenses	10,074	8,779
Loss on disposal of property, plant and equipment	18	13
Government grants recognized in income	(47)	(4)
Total operating expenses	80,447	46,034
Operating income	28,706	13,139

Interest and financing expenses	(650)	(822)
Interest income	927	464
Other income	146	104
Income before income taxes	29,129	12,885
Income tax (expense) benefit	(6,560)	2,960
Net income	22,569	15,845
Less: Income attributable to non-controlling interests	(8,484)	(4,992)
Net income attributable to shareholders of Sinovac	14,085	10,853

Net income	22,569	15,845
Other comprehensive (income) loss, net of tax of nil
Foreign currency translation adjustments	(5,427)	3,517
Comprehensive income	17,142	19,362
Less: comprehensive income attributable to non-controlling interests	(7,766)	(5,337)
Comprehensive income attributable to shareholders of Sinovac	$9,376	$14,025

Earnings per share
Basic net income per share:	0.24	0.19
Diluted net income per share	0.24	0.19

Weighted average number of shares of common stock outstanding
Basic	58,356,960	57,015,223
Diluted	58,719,789	57,036,805

SINOVAC BIOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2018 and 2017

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2018	2017
Cash flows provided by (used in) operating activities
Net income	$22,569	$15,845
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
- Deferred income taxes	(1,463)	(2,178)
- Share-based compensation	2,831	484
- Inventory provision	2,476	274
- Provision for doubtful accounts	2,576	527
- Loss on disposal and impairment of property, plant and equipment	18	13
- Government grants recognized in income	(47)	(4)
- Depreciation of property, plant and equipment and amortization of licenses	2,489	2,123
- Amortization of prepaid land lease payments	129	117
Changes in:
- Accounts receivable	(39,278)	(30,705)
- Inventories	(5,420)	(3,598)
- Income tax payable	(5,434)	(4,289)
- Prepaid expenses and deposits	(425)	440
- Deferred revenue	(3,906)	(2,473)
- Accounts payable and accrued liabilities	9,982	25,482
- Restricted cash	1,582	3,037
Net cash provided by (used in) operating activities	(11,321)	5,095

Cash flows used in financing activities
- Proceeds from bank loans	13,400	11,171
- Repayments of bank loans	(23,791)	(17,948)
- Proceeds from issuance of common stock, net of share issuance costs	1,631	35
- Government grant received	805	92
Net cash used in financing activities	(7,955)	(6,650)

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(2,859)	(6,768)
Net cash used in investing activities	(2,859)	(6,768)

Effect of exchange rate changes on cash and cash equivalents	(4,171)	868

Decrease in cash and cash equivalents	(26,306)	(7,455)

Cash and cash equivalents, beginning of period	114,415	62,434

Cash and cash equivalents, end of period	$88,109	$54,979

SINOVAC BIOTECH LTD.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the six months ended June 30, 2018 and 2017

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2018	2017
Net income	$22,569	$15,845
Adjustments:
Share-based compensation	2,831	484
Depreciation and amortization	2,618	2,240
Interest and financing expenses, net of interest income	(277)	358
Net other income	(146)	(104)
Income tax expense (benefit)	6,560	(2,960)
Non-GAAP EBITDA	34,155	15,863

Net income	$22,569	15,845
Add: Foreign exchange gain	(1,412)	(135)
Add: Share-based compensation	2,831	484
Non-GAAP net income	23,988	16,194

Net income attributable to shareholders of Sinovac	14,085	10,853
Add: Non-GAAP adjustments to net income	1,419	349
Non-GAAP net income attributable to shareholders of Sinovac for computing non-GAAP diluted earnings per share	15,504	11,202

Weighted average number of shares on a diluted basis	58,719,789	57,036,805
Diluted earnings per share	0.24	0.19
Add: Non-GAAP adjustments to net income per share	0.02	0.01
Non-GAAP Diluted earnings per share	0.26	0.20